UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report:  For the month of January, 2013

Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

During the upcoming J.P. Morgan Annual Healthcare Conference and the Biotech Showcase™ Conference which will be held in San Francisco, California during the second week of January 2013, the Company expects to meet with individuals from the financial and pharmaceutical communities. A copy of the presentation to be made by the Company has been uploaded to the Company's website and may be viewed at the following web address: http://ir.redhillbio.com/events.cfm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: January 4th, 2013	By: /s/ Ori Shilo
Ori Shilo Deputy Chief Executive Officer Finance and Operations